UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2020

Commission file number: 001-37655

CHINA CUSTOMER RELATIONS CENTERS, INC.

(Registrant's name)

c/o Shandong Taiying Technology Co., Ltd.

1366 Zhongtianmen Dajie, Xinghuo Science and Technology Park, High-tech Zone, Taian City, Shandong Province,
People’s Republic of China 27100

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

As previously reported, China Customer Relations Centers, Inc. (the “Company”) entered into employment agreements (the “Employment Agreements”) with its executive officers, Gary Wang, David Wang, Goan Xu and Tao Bai effective March 1, 2017. The Employment Agreements were for an initial term of thirty-six months, renewable for an additional twenty-four months by the parties. On February 28, 2020 the Company renewed the employment agreements with Gary Wang, David Wang and Guoan Xu. The employment agreement with Mr. Bai was not renewed due to his resignation as Vice President from the Company. The resignation was by mutual agreement between Mr. Bai and the Company and is not related to a dispute or disagreement with the Company or related to the Company’s operations, polices or practices.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CHINA CUSTOMER RELATIONS CENTERS, INC.

By:	/s/ Gary Wang
Gary Wang
Chairman and Chief Executive Officer

Dated: March 3, 2020

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